UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Apollo Realty Income Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

April 29, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON AAA Sub Fund 2-Y, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,199,588 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,199,588 (See Note 1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,588 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.09% (See Note 2)
12	TYPE OF REPORTING PERSON PN

CUSIP No. N/A	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON Apollo Aligned Alternatives Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,199,588 (See Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,199,588 (See Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,588 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.09% (See Note 2)
12	TYPE OF REPORTING PERSON PN

CUSIP No. N/A	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON AAA Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,199,588 (See Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,199,588 (See Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,588 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.09% (See Note 2)
12	TYPE OF REPORTING PERSON OO

CUSIP No. N/A	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON APH Holdings (DC), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,199,588 (See Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,199,588 (See Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,588 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.09% (See Note 2)
12	TYPE OF REPORTING PERSON PN

CUSIP No. N/A	SCHEDULE 13G	Page 6 of 9

1	NAME OF REPORTING PERSON Apollo Principal Holdings IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,199,588 (See Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,199,588 (See Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,588 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.09% (See Note 2)
12	TYPE OF REPORTING PERSON CO

Note 1: Represents 5,199,588 Class A-I units of ARIS Operating Partnership L.P. held of record by AAA Sub Fund 2-Y, L.P. (“AAA Sub-Fund”), which units may be redeemed for cash, or at the Issuer’s option, for shares of common stock of the Issuer on a one-for-one basis.

Note 2: The denominator for this calculation is based on 34,464,000 shares of common stock, including units redeemable for shares of common stock, outstanding as of April 2, 2024, as reported in the Company’s prospectus filed with the U.S. Securities and Exchange Commission on April 29, 2024.

CUSIP No. N/A	SCHEDULE 13G	Page 7 of 9

Item 1.	(a)	Name of Issuer:

Apollo Realty Income Solutions, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

9 West 57th Street, 42nd Floor, New York, New York 10019

Item 2.	(a)	Name of Person Filing:

This statement is filed by (i) AAA Sub Fund 2-Y, L.P.; (ii) Apollo Aligned Alternatives Advisors, L.P. (“AAA Advisors”); (iii) AAA Advisors GP, LLC (“AAA Advisors GP”); (iv) APH Holdings (DC), L.P. (“APH Holdings”); and (v) Apollo Principal Holdings IV GP, Ltd. (“Apollo Principal Holdings IV”). The foregoing are collectively referred to herein as the “Reporting Persons.”

AAA Sub-Fund holds securities of the Issuer.

AAA Advisors is the general partner of AAA Sub-Fund. AAA Advisors GP is the general partner of AAA Advisors. APH Holdings is the managing member of AAA Advisors GP. Apollo Principal Holdings IV is the general partner of APH Holdings. Apollo Principal Holdings IV is managed by a board of directors consisting of Marc Rowan, Scott Kleinman and James Zelter.

	(b)	Address of Principal Business Office, or if none, Residence:

The address of AAA Sub-Fund is 9 West 57th Street, 42nd Floor, New York, New York 10019. The address of each of AAA Advisors, AAA Advisors GP, APH Holdings and Apollo Principal Holdings IV is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

	(c)	Citizenship:

AAA Sub-Fund is a Delaware limited partnership.

AAA Advisors and APH Holdings are each Cayman Islands exempted limited partnerships.

AAA Advisors GP is a Cayman Islands limited liability company.

Apollo Principal Holdings IV is a Cayman Islands company.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

Not applicable.

CUSIP No. N/A	SCHEDULE 13G	Page 8 of 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page to this Section 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.
Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. N/A	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2024

AAA Sub Fund 2-Y, L.P.

By:	Apollo Aligned Alternatives Advisors, L.P., its general partner
By:	AAA Advisors GP, LLC, its general partner

By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President, Assistant Secretary

Apollo Aligned Alternatives Advisors, L.P.

By:	AAA Advisors GP, LLC, its general partner

By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President, Assistant Secretary

AAA Advisors GP, LLC

By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President, Assistant Secretary

APH Holdings (DC), L.P.

By:	Apollo Principal Holdings IV GP, Ltd., its general partner

By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

Apollo Principal Holdings IV GP, Ltd.

By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President